April 16, 2019

Roger Kahn
President and Chief Financial Officer
Bridgeline Digital, Inc.
100 Summit Drive
Burlington, MA 01803

       Re: Bridgeline Digital, Inc.
           Registration Statement on Form S-3
           Filed April 11, 2019
           File No. 333-230816

Dear Mr. Kahn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Caitlin Murphey